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                          June 21, 2024

       Linda Marb  n
       Chief Executive Officer
       Capricor Therapeutics, Inc.
       10865 Road to the Cure, Suite 150
       San Diego, CA 92121

                                                        Re: Capricor
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 14, 2024
                                                            File No. 333-280229

       Dear Linda Marb  n:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Rob Carlson